                                                              FILE NO. 070-09941



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                 AMENDMENT NO. 1
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                                FIRSTENERGY CORP.
                              76 SOUTH MAIN STREET
                                AKRON, OHIO 44308

 (NAMES OF COMPANIES FILING THIS STATEMENT AND ADDRESSES OF PRINCIPAL EXECUTIVE
                                    OFFICES)


                                LEILA L. VESPOLI
                               VICE PRESIDENT AND
                                 GENERAL COUNSEL
                                FIRSTENERGY CORP.
                              76 SOUTH MAIN STREET
                                AKRON, OHIO 44308
                   (NAMES AND ADDRESSES OF AGENTS FOR SERVICE)


         The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

                                MICHAEL F. CUSICK
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939


                              JOHN H. BYINGTON, JR.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1000

                                TABLE OF CONTENTS

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                                                                                                               PAGE

ITEM 1.         DESCRIPTION OF PROPOSED TRANSACTION...............................................................1

INTRODUCTION

         A.       DESCRIPTION OF PARTIES TO THE TRANSACTION......................................................2

                  1.    General Description of FirstEnergy and Its Affiliates....................................2

                  2.    Description of Utility Operations of the FirstEnergy Operating Companies.................7


         B.       DESCRIPTION OF THE TRANSACTION................................................................10


         C.       REASONS FOR AND ANTICIPATED EFFECTS OF THE
                  TRANSACTION...................................................................................12


         D.       ADDITIONAL INFORMATION........................................................................12


ITEM 2.         FEES, COMMISSIONS AND EXPENSES..................................................................13

ITEM 3.         APPLICABLE STATUTORY PROVISIONS

         A.       SECTION 10(b).................................................................................13

                  1.    Section 10(b)(1)........................................................................14

                  2.    Section 10(b)(2)--Fairness of Consideration and Fees....................................15

                  3.    Section 10(b)(3)........................................................................15


         B.       SECTION 10(c).................................................................................16

                  1.    Section 10(c)(1)........................................................................16

                  2.    Section 10(c)(2).  Efficiencies and Economies...........................................17

                  3.    Integrated Gas Utility System...........................................................18

                  4.    Section 11 Analysis - ABC Clauses.......................................................18


         C.       SECTION 10(f).................................................................................21


ITEM 4.         REGULATORY APPROVALS............................................................................21

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
ITEM 5.         PROCEDURE.......................................................................................21

ITEM 6.         EXHIBITS AND FINANCIAL STATEMENTS

         A.       EXHIBITS......................................................................................21


         B.       FINANCIAL STATEMENTS..........................................................................22


ITEM 7.         INFORMATION AS TO ENVIRONMENTAL EFFECTS.........................................................23

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                                       ii
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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION
         -----------------------------------


                                  INTRODUCTION
                                  ------------

         Pursuant to Sections (9)(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Applicant") hereby requests that the Securities and Exchange Commission (the "Commission") issue an order approving the acquisition of all of the issued and outstanding voting securities of Northeast Ohio Natural Gas Corp. ("NONGC"), a gas utility company, and granting such other authorizations as may be necessary in connection therewith.

         FirstEnergy is a holding company exempt from the registration requirements of the 1935 Act. FirstEnergy has claimed an exemption from all provisions of the 1935 Act (except for Section 9(a)(2) thereof) pursuant to Rule 2 thereunder.(1) FirstEnergy directly owns all of the issued and outstanding voting securities of Ohio Edison Company, an Ohio corporation ("Ohio Edison"), American Transmission Systems, Incorporated, an Ohio corporation ("ATSI"), The Cleveland Electric Illuminating Company, an Ohio corporation ("Cleveland Electric"), and The Toledo Edison Company, an Ohio corporation ("Toledo Edison"), and indirectly owns all of the issued and outstanding voting securities of Pennsylvania Power Company, a Pennsylvania corporation ("Penn Power") and NONGC. Herein, "FirstEnergy Operating Companies" refers to Ohio Edison, Cleveland Electric, Toledo Edison and Penn Power, collectively. The FirstEnergy Operating Companies, ATSI, NONGC, Ohio Valley Electric Corporation, an Ohio corporation ("OVEC") and Indiana-Kentucky Electric Corporation ("IKEC"), an Indiana corporation, are all "public-utility companies" as defined in the 1935 Act.

         Ohio Edison owns all of the issued and outstanding voting securities of Penn Power and is also a "holding company" as defined in the 1935 Act. Ohio Edison is currently exempt from the registration and other requirements of the 1935 Act, other than from Section 9(a)(2) thereof, pursuant to Section 3(a)(2) thereof.(2)


         FirstEnergy hereby requests an order approving the acquisition of all of the issued and outstanding voting securities of NONGC, which it will hold through one of its wholly owned subsidiaries, MARBEL Energy Corporation ("MARBEL"). As discussed below, FirstEnergy's structure will not be unnecessarily complicated by the acquisition of such securities. MARBEL will claim promptly an exemption from all provisions of the 1935 Act (except for Section 9(a)(2)) thereof pursuant to Section 3(a)(1) and Rule 2 thereunder).(3)


----------
(1) See FirstEnergy Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 28, 2001, filed as Exhibit E-1 hereto.

(2) See Ohio Edison Company, Holding Co. Act Release No. 21019 (April 26, 1979).

(3) FirstEnergy will register as a holding company following the completion of its proposed merger with GPU, Inc. (the "FirstEnergy-GPU Merger"), for which it has filed a separate U-1 Application/Declaration, File No. 70-9793.

         A.       DESCRIPTION OF PARTIES TO THE TRANSACTION
                  -----------------------------------------

                  1.       GENERAL DESCRIPTION OF FIRSTENERGY AND ITS
AFFILIATES.

                           (a) FIRSTENERGY. FirstEnergy was organized under Ohio
law in 1996 and became a holding company after the merger of Ohio Edison and Centerior Energy Corporation in November 1997. The principal executive offices of FirstEnergy are located in Akron, Ohio.


         FirstEnergy's principal business is the holding of all of the issued and outstanding voting securities of the following 14 direct active subsidiaries: ATSI; Ohio Edison; Cleveland Electric; Toledo Edison; FirstEnergy Properties, Inc. ("FirstEnergy Properties"); FirstEnergy Ventures Corp. ("FirstEnergy Ventures"); FirstEnergy Securities Transfer Company ("FirstEnergy Transfer"); FirstEnergy Facilities Services Group, LLC ("FirstEnergy Facilities"); MARBEL; FirstEnergy Solutions Corp. ("FirstEnergy Solutions"); FE Acquisition Corp. ("FE Acquisition"); FirstEnergy Nuclear Operating Company ("FENOC"); FELHC, Inc. ("FELHC"); and The Alliance Participants Administrative and Startup Activities Company, LLC ("BridgeCo"); and all of the issued and outstanding voting securities of the following four direct inactive subsidiaries: Centerior Service Company, Centerior Indemnity Trust, FE Holdings, L.L.C. and FirstEnergy Service Company. Unless otherwise noted, all these subsidiaries are incorporated in the State of Ohio and have their principal offices in Akron, Ohio.

         FirstEnergy also owns a 31.08% interest in First Communications, LLC ("First Communications"), with options to acquire up to a 50% interest, and a 5.38% interest in Pantellos Corporation ("Pantellos"). First Communications provides telecommunications services utilizing a nationwide fiber optic network. First Communications offers a full plan of services including long distance, toll free services, advanced data solutions (including Digital Subscriber Line, private line service and network applications) and Personal Communications Service wireless. Pantellos operates and manages an open, independent Internet e-marketplace for the purchase of goods and services between the energy industry and its suppliers.


         FirstEnergy maintains other interests in non-utility businesses. Such interests are outlined in Exhibit H-2 hereto.

                           (b) ATSI. ATSI was organized under Ohio law in 1998.
ATSI is a "public-utility company" as defined in the Act. ATSI acquired certain transmission assets on September 1, 2000 from the FirstEnergy Operating Companies. ATSI owns and operates certain major, high voltage transmission facilities, which consist of approximately 7,100 circuit miles (5,752 "pole" miles)of transmission lines with nominal voltages of 345 kV, 138 kV and 69 kV. There are 37 interconnections with six neighboring control areas.

         ATSI's transmission system offers gateways into the East via high capacity ties with Pennsylvania-New Jersey-Maryland Interconnection LLC ("PJM") through Penelec, Duquesne Light Company ("Duquesne Light") and Allegheny Energy, Inc. ("Allegheny Energy"), into the North through multiple 345 kV high-capacity ties with Michigan Electric Coordination Systems ("MECS"), and into the South through ties with American Electric Power Company, Inc.

("AEP") and Dayton Power & Light Company ("Dayton Power"). In addition, ATSI is the control area operator for the FirstEnergy system. ATSI plans, operates and maintains the transmission system in accordance with the requirements of the North American Electric Reliability Council and applicable regulatory agencies to ensure reliable service to FirstEnergy's customers.

                           (c) OHIO EDISON. Ohio Edison was organized under Ohio
law in 1930 and is both a public utility and a public utility holding company which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof). Ohio Edison engages in the distribution and sale of electric energy to approximately 1,000,000 customers within a 7,500 square-mile area of central and northeastern Ohio.

         Ohio Edison owns all of the issued and outstanding voting securities of Penn Power. Ohio Edison also owns directly 16.5% of the issued and outstanding voting securities of OVEC (which, in turn, owns all of the issued and outstanding voting securities of IKEC). OVEC is a public utility company organized under Ohio law in 1952. On the same date, IKEC was organized under Indiana law. The two companies were formed by 15 independent investor-owned public utilities (including Ohio Edison, Penn Power and Toledo Edison) to furnish electric service in the Ohio River Valley for the purpose of providing the large electric power requirements projected for the major uranium enrichment complex near Portsmouth, Ohio, then being built by the Atomic Energy Commission, the predecessor to the Nuclear Regulatory Commission ("NRC"). Upon consent of the other owners, Ohio Edison will transfer its interest in OVEC to FirstEnergy Generation Corp. ("GenCo").

         In addition to Penn Power, Ohio Edison has seven other wholly owned subsidiaries organized, unless otherwise noted, under Ohio law: (i) OES Capital, Incorporated, re-organized in December 1999 under Delaware law; (ii) OES Fuel, Incorporated; (iii) OES Finance, Incorporated; (iv) Ohio Edison Financing Trust, organized under Delaware law; (v) Ohio Edison Financing Trust II, organized under Delaware law;(4) (vi) OES Nuclear, Incorporated; and (vii) OES Ventures, Incorporated ("OES Ventures"). These subsidiaries manage and finance nuclear fuel for Ohio Edison and Penn Power, finance certain electric accounts receivable, provide structures for investment in energy-related projects and the raising of capital by Ohio Edison, finance and manage business opportunities not directly related to the provision of electric service, or provide other energy-related products and services. OES Ventures has a 49% beneficial interest in PNBV Capital Trust, a Delaware corporation, which was formed to acquire the publicly held bond indebtedness for the acquisition of lease obligation bonds relating to Ohio Edison's sale and leaseback of individual interests in Beaver Valley Nuclear Power Station Unit No. 2 and Perry Nuclear Power Plant Unit No. 1 and the resultant reduction in effective cost to Ohio Edison under those leases. Finally, Ohio Edison has a 49% interest in FirstEnergy Engineering, Incorporated, an Ohio corporation, which provides engineering services at cost as a subcontractor on construction projects undertaken by FirstEnergy's subsidiaries.

                           (d) PENN POWER. Penn Power was organized under
Pennsylvania law in 1930. Penn Power is also authorized to do business and owns property in Ohio. Penn Power


----------
(4)  Ohio Edison Financing Trust II is inactive.

is a public utility furnishing electric service to approximately 138,000 customers in a 1,500 square mile area of western Pennsylvania.

                           (e) CLEVELAND ELECTRIC. Cleveland Electric was
organized under Ohio law in 1892 and is a public utility engaged primarily in the distribution and sale of electric energy to approximately 741,000 customers in an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. It has one subsidiary, Centerior Funding Corporation, which is a Delaware corporation organized in 1996 that factors accounts receivable. It also owns 10% of The Toledo Edison Capital Corporation ("TECC"), which is a Delaware corporation organized in 1997 that makes equity investments in Delaware business trusts that hold lessor debt instruments issued in connection with Cleveland Electric's and Toledo Edison's sale and leaseback of interests in the Bruce Mansfield Plant.

                           (f) TOLEDO EDISON. Toledo Edison was organized under
Ohio law in 1901 and is a public utility engaged primarily in the generation, distribution and sale of electric energy to approximately 303,000 customers in an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. It owns 90% of TECC. Toledo Edison owns directly 4% of the issued and outstanding voting securities of OVEC. Upon consent of the other owners, Toledo Edison will transfer its interest in OVEC to GenCo.

                           (g) FIRSTENERGY PROPERTIES. FirstEnergy Properties
was organized in 1929 and owns non-utility land and coal rights held for sale, investment or potential development, office buildings rented to affiliated companies and third parties, and also holds former Centerior Energy Corporation's partnership share of investments in economic development investments. It has one subsidiary, BSG Properties, Inc., ("BSG Properties"), organized in 1996; BSG Properties owned a commercial building, which it sold and is engaged in post closing matters.

                           (h) FIRSTENERGY VENTURES. FirstEnergy Ventures was
organized in 1971. Its principal business involves the ownership of stock investments in certain unregulated enterprises and business ventures. It has eight subsidiaries organized under Ohio law: (i) Centerior Power Enterprises, Inc., which will be dissolved upon the planned cancellation of a contract which required it (together with CPICOR Management LLC, a non-affiliate) to implement the Department of Energy clean coal project; (ii) Centerior Energy Services, Inc., which provides various consulting services related to energy management and procurement under the registered trade name "The E Group"; (iii) Advanced Technologies Development Corp., which owns fiber optics cables, communications towers and electronics for cell siting operations, as well as some proprietary software for telecommunications services; (iv) Centerior Communications Holdings, Inc., which holds an interest in Fiber Venture Equity, Inc. ("Fiber Venture");(5) (v) Bay Shore Power Company ("Bay Shore"), which is undergoing start-up operations and will own and operate a petroleum coke disposal facility that will supply steam to GenCo for the operation of turbines at the Bay Shore Power Plant and to BP Amoco


----------

(5) Fiber Venture owns a 6.5% interest in AFN, LLC ("AFN"). AFN is a super-regional fiber optics joint venture of six energy and telecommunications companies initially offering 7,000 route miles of high-speed fiber connecting major markets in the eastern and central United States.

Corporation; (vi) FirstEnergy Fuel Marketing Company, which provides products and services to electricity generators and industrial fuel suppliers, including logistics services, contract administration, inventory management and fuel blending; (vii) FirstEnergy Telecommunications Corp. ("FirstEnergy Telecommunications"), which will be a competitive telecommunications services provider offering services only in the regulated activities area;(6) and (viii) Warrenton River Terminal, Ltd., which owns facilities for the transloading of bulk materials on the Ohio River, including primarily coal. FirstEnergy Ventures is also part owner of two Ohio limited liability companies: Eastroc Technologies, LLC ("Eastroc Technologies") and Engineered Processes, Ltd. ("Engineered Processes"), which own or apply technologies for the production of gypsum products.

                           (i) FIRSTENERGY TRANSFER. FirstEnergy Transfer is an
Ohio corporation organized in 1997 to act as transfer agent and registrar for the securities of FirstEnergy and its direct and indirect subsidiaries. It does not act as a transfer agent or registrar for nonaffiliated companies.

                           (j) FIRSTENERGY FACILITIES. FirstEnergy Facilities is
the parent company of 11 direct subsidiaries, which provide mechanical contracting, facilities management and energy management services to a diverse group of regional and national customers. These subsidiaries consist of the following: (i) Ancoma, Inc. of Rochester New York (a New York corporation); (ii) Colonial Mechanical Corporation of Richmond, Virginia (a Virginia corporation);
(iii) Webb Technologies, Inc. of Norfolk, Virginia (a Virginia corporation);
(iv) Dunbar Mechanical Inc. of Toledo, Ohio (an Ohio corporation); (v) Edwards Electrical & Mechanical, Inc. of Indianapolis, Indiana (an Indiana corporation);
(vi) Elliott-Lewis Corporation ("Elliot-Lewis") of Philadelphia, Pennsylvania (a Pennsylvania corporation);(7) (vii) L.H. Cranston and Sons, Inc. of Timonium, Maryland (a Maryland corporation); (viii) Roth Bros., Inc. of Youngstown, Ohio (an Ohio corporation); (ix) The Hattenbach Company of Cleveland, Ohio (an Ohio corporation); (x) R. P. C. Mechanical, Inc. of Cincinnati, Ohio (an Ohio corporation); and (xi) Spectrum Controls Systems, Inc. of Cincinnati, Ohio (an Ohio corporation).


                           (k) MARBEL. MARBEL is a parent company of a natural
gas pipeline company. In addition, MARBEL is the contracting party to two gas supply agreements, which are a part of its non-utility business. MARBEL's subsidiaries include NONGC and Marbel Holdco, Inc. ("Marbel Holdco").



----------
(6) FirstEnergy Telecommunications applied to the Public Utilities Commission of Ohio ("PUCO") on October 18, 2000 for approval to operate as a public utility within the definition of "utilities" in the State of Ohio. Approval from PUCO and the Federal Communications Commission ("FCC") was received on December 24, 2000. On October 20, 2000, FirstEnergy Telecommunications applied for "exempt telecommunications company" ("ETC") approval from the FCC; ETC status was effective as of the date of the filing.

(7) Elliot-Lewis owns all of the issued and outstanding stock of A.A. Duckett, Inc., Sautter Crane Rental, Inc. and E-L Enterprises, Inc. ("E-L Enterprises"). E-L Enterprises owns all of the issued and outstanding stock of R.L. Anderson, Inc. and Modern Air Conditioning, Inc. ("Modern AC"). Modern AC owns all of the issued and outstanding stock of Airdex Air Conditioning Corporation.

         Marbel Holdco holds FirstEnergy's 50% ownership in Great Lakes Energy Partners, LLC ("Great Lakes"). Great Lakes is an oil and gas exploration and production company in a joint venture with Range Resources Corporation and holds a majority of its assets in the Appalachian Basin, including more than 7,700 oil and natural gas wells, drilling rights on nearly one million acres, proven resources of 450 billion cubic feet equivalent of natural gas and oil, and 5,000 miles of pipeline. Great Lakes also owns intrastate gas pipelines and a small interstate pipeline between Ohio and West Virginia.

         MARBEL owns all of the issued and outstanding shares of NONGC. NONGC provides gas distribution and transportation service to approximately 5,000 customers located in ten counties in central and northeast Ohio. It owns and operates approximately 420 miles of distribution and transportation pipeline.


                           (l) FIRSTENERGY SOLUTIONS. FirstEnergy Solutions is
an unregulated natural gas and power marketer in both wholesale and retail markets. FirstEnergy Solutions has two wholly owned subsidiaries, Penn Power Energy, Inc. ("Penn Power Energy") and GenCo. Penn Power Energy is a licensed electric supplier providing retail electricity service in Pennsylvania.

         GenCo is an exempt wholesale generator within the meaning of Section 32 of the 1935 Act and operates fossil fuel plants and the Seneca pumped storage plant, all of the output of which is sold at wholesale prices to FirstEnergy Solutions. Most of the generating facilities operated by GenCo are leased from the FirstEnergy Operating Companies.


                           (m) FE ACQUISITION. FE Acquisition holds all of the
outstanding shares of Mid-Atlantic Energy Development Co. ("Mid-Atlantic"), an inactive holding company. Mid-Atlantic owned three 130 megawatts ("MW") gas-fired peaking turbines at Richland, Ohio. Mid-Atlantic sold those turbines to GenCo effective January 1, 2001, prior to their going into service. The output of these turbines is sold as described in the preceding paragraph.


                           (n) FENOC. FENOC operates the Davis-Besse Nuclear
Power Station, the Perry Nuclear Power Plant and the Beaver Valley Nuclear Power Station under the supervision and direction of the owners of those facilities.


                           (o) FELHC. FELHC serves as a licensee on all FCC
radio licenses for the FirstEnergy Operating Companies.


                           (p) BRIDGECO. FirstEnergy owns a 10% interest in
BridgeCo. BridgeCo is an entity created to manage the financial and other affairs of the ten members of the Alliance Regional Transmission Organization only until that company begins operations, anticipated to be late 2001, when BridgeCo will be dissolved.

                  2. DESCRIPTION OF UTILITY OPERATIONS OF THE FIRSTENERGY OPERATING COMPANIES.

                               (a) FIRSTENERGY OPERATING COMPANIES' ELECTRIC
UTILITY OPERATIONS.

         FirstEnergy does not own directly any utility properties or perform any utility operations. The FirstEnergy Operating Companies' electric utility operations are described in detail below.

                               (i) OHIO EDISON AND PENN POWER. Ohio Edison
furnishes electric service to communities in a 7,500 square mile area of central and northeastern Ohio. Ohio Edison has ownership interests in certain generating facilities located in Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. During the 12 months ended December 31, 2000, the principal source of Ohio Edison's operating revenues was derived from the sale of electricity.

         Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania. During the 12 months ended December 31, 2000, the principal source of Penn Power's operating revenues was derived from the sale of electricity.

         Ohio Edison and Penn Power own or lease all or a portion of 31 electric generating units, consisting of 13 coal-fired units, three nuclear units, six oil-fired units, one gas/oil-fired unit and eight diesel generators (located at two sites), which have total net generating capacity of 6,075 MW. All of the electric properties owned by Ohio Edison and Penn Power are located in Ohio and Pennsylvania.

         Nine of the 13 coal-fired units are 100% owned by Ohio Edison, and all such units are located in Ohio. Four of the 13 coal-fired units are held in a combined Ohio Edison-Penn Power ownership along with Toledo Edison and Cleveland Electric.

         The three nuclear units consist of (i) Beaver Valley 1 (810 MW), located in Pennsylvania, (ii) Beaver Valley 2, also located in Pennsylvania and representing a 456 MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 55.61%, and (iii) Perry Unit 1, located in Ohio and representing a 439 MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 35.24%.

         The six oil-fired units are also located in Ohio and are held in a combined Ohio Edison-Penn Power ownership. The gas/oil-fired unit is located in Ohio and is 100% owned by Ohio Edison. The two diesel generator sites are located in Ohio and are held in a combined Ohio Edison-Penn Power ownership.

         Ohio Edison and Penn Power own the distribution facilities located in their service territories in central and northeastern Ohio and western Pennsylvania, respectively, for distributing electric energy to its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities.

                           (ii) OVEC AND IKEC. OVEC owns the Kyger Creek Plant
at Cheshire, Ohio, which is a coal-fired facility with a capacity of 1,075 MW. IKEC owns the

Clifty Creek Plant at Madison, Indiana, which is a coal-fired facility with a capacity of 1,290 MW. These plants are connected by a 780-mile 345 kV transmission network and are interconnected with the major transmission systems of OVEC's sponsor companies, although OVEC's generation facilities do not interconnect directly with ATSI's transmission system.

                               (iii) CLEVELAND ELECTRIC. Cleveland Electric is
engaged primarily in the generation, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. Cleveland Electric also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Cleveland Electric also engages in the sale, purchase and interchange of electric energy with other electric companies. During the 12 months ended December 31, 2000, the principal source of Cleveland Electric's operating revenues was derived from the sale of electricity.

         Cleveland Electric's generating properties consist of all or a portion of: (i) ten units at four fossil fuel plants including the Sammis Plant, located in Stratton, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 454 MW (51.38%) share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) the 435 MW Seneca pumped storage hydroelectric plant located in Warren, Pennsylvania. These Cleveland Electric-owned plants have a net demonstrated capacity of 2,930 MW.

         Cleveland Electric and Toledo Edison, as co-lessees, have leasehold interests of 6.5% (51 MW), 47.56% (371 MW) and 44.38% (355 MW) of Units 1, 2,
and 3, respectively, of the coal-fired Bruce Mansfield Plant located in Pennsylvania. Cleveland Electric also has a 44.81% ownership share (561 MW) of Perry Unit 1 located in Ohio, and 24.47% (201 MW) of Beaver Valley 2 located in Pennsylvania, and leases, as co-lessee with Toledo Edison, another 19.88% (163
MW) of Beaver Valley 2.

         Cleveland Electric owns the distribution facilities located in its service territory in northeastern Ohio for distributing electric energy to its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities.

                               (iv) TOLEDO EDISON. Toledo Edison is engaged
primarily in the generation, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. Toledo Edison also has ownership interests in certain generating facilities located in Pennsylvania. Toledo Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. During the 12 months ended December 31, 2000, the principal source of Toledo Edison's operating revenues was derived from the sale of electricity.

         Toledo Edison's generating facilities consist of: (i) a wholly owned fossil fuel electric generating station (631 MW), Bay Shore, located in Lucas County, Ohio; (ii) a 429 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) internal combustion turbine generator units with an aggregate capability of 467 MW located in northwestern Ohio. These plants have a net capacity of 1,527 MW.

         Toledo Edison and Cleveland Electric, as co-lessees, have leasehold interests of 6.5% (51 MW), 47.56% (371 MW) and 44.38% (355 MW) of Units 1, 2 and
3, respectively, of the coal-fired Bruce Mansfield Plant located in Pennsylvania.

         Toledo Edison also has a 19.91% ownership share (248 MW) of Perry Unit
1. Toledo Edison has a tenant-in-common interest and leasehold interest (with Cleveland Electric as co-lessee with respect to 150 MW) in 19.91% (163 MW) of Beaver Valley 2.

         Toledo Edison owns the distribution facilities located in its service territory in northwestern Ohio for distributing electric energy to its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities.

                           (b) TRANSMISSION SYSTEM. The FirstEnergy system
consists of approximately 12,515 MW of generation resources that are connected directly to certain transmission facilities that they transferred to ATSI on September 1, 2000. ATSI owns and operates transmission facilities which currently operate at voltages of generally 345 kV and 138 kV (the "Bulk Transmission System"), and 69 kV facilities (the "Area Transmission System," and together with the Bulk Transmission System, the "Transmission System"). The primary function of the Transmission System is to integrate FirstEnergy's generation resources with the FirstEnergy Operating Companies' native retail and wholesale loads. To perform this network function, the Bulk Transmission System and the Area Transmission System are integrated and operate in a parallel manner to each other. The FirstEnergy Operating Companies also operate low voltage 23, 33, 34.5 and 36 kV facilities.

         The Transmission System consists of over 7,100 circuit miles (5,752 "pole" miles) of transmission lines with nominal voltages of 345 kV, 138 kV and 69 kV. The Transmission System services over 2.2 million customers in a 13,200 square mile area in northern and central Ohio and western Pennsylvania. The Transmission System has 37 interconnections at voltages of 69 kV or higher with six neighboring control areas. The Transmission System is connected to other systems to the East via ties with PJM, Duquesne Light and Allegheny Energy. The Transmission System is connected to other systems to the North through ties with the MECS, and is connected to other systems to the South through ties with AEP and Dayton Power.

         The electric service areas of the FirstEnergy Operating Companies are adjacent to, and directly interconnected with, one another. See Map filed as Exhibit C-1.

                           (c) GAS OPERATIONS. NONGC provides gas distribution
and transportation service to approximately 5,000 customers located in central and northeast Ohio. It operates approximately 420 miles of distribution and transportation pipeline and ancillary facilities. It receives its gas supplies from local gas producers as well as from interstate pipeline companies. Its principal source of operating revenues is derived from the distribution and transportation of natural gas.

                           (d) UTILITY REGULATION. Ohio Edison, Cleveland
Electric and Toledo Edison are subject to broad regulation as to rates and other matters by the PUCO. Under Ohio law, municipalities may regulate rates, subject to appeal to the PUCO, if not acceptable to the utility. NONGC is also subject to PUCO regulation concerning rates and other matters.

         Penn Power is subject to broad regulation as to rates and other matters by the Pennsylvania Public Utility Commission (the "PPUC").


         ATSI, the FirstEnergy Operating Companies and FirstEnergy Solutions are also subject to the jurisdiction of the Federal Energy Regulatory Commission (the "FERC") under the Federal Power Act ("FPA") with respect to wholesale electric rates, transmission service and other matters. Construction and operation of nuclear generating units are subject to the regulatory jurisdiction of the NRC.


         B.       DESCRIPTION OF THE TRANSACTION
                  ------------------------------

         Effective June 4, 1998, FirstEnergy acquired all of the outstanding shares of MARBEL (the "MARBEL Acquisition"). The MARBEL Acquisition expanded FirstEnergy's products and services to include the exploration, production, distribution, transmission and marketing of natural gas and oil.


         Prior to the closing of the MARBEL Acquisition, an internal reorganization took place within the MARBEL system, as a result of which Northeast Ohio Natural Gas Corp. - the only company in the MARBEL system that was a public-utility company under the 1935 Act - was merged into a sister company known as Gas Transport, Inc. ("Gas Transport"). As a result of the application of Rule 7(a) under the 1935 Act, Gas Transport was not a gas utility company at the time of the MARBEL Acquisition; thus the MARBEL Acquisition did not require prior approval of the Commission under Section 9(a)(2) of the 1935 Act.

         Rule 7(a) states, in relevant part:

         Any company which is primarily engaged in one or more businesses other than the business of a[] . . .gas utility company, shall not be deemed a[] . . . gas utility company within the meaning of section 2(a)(3) or section 2(a)(4) of the Act if the gross sales of . . . natural or manufactured gas distributed at retail by means of the facilities owned or operated by such company, did not exceed an annual average amount of $5,000,000 over the preceding three calendar years. There may be excluded from the gross sales specified:

         . . .

         (2) Sales of gas to industrial consumers or in enclosed portable containers.

         For the three years prior to MARBEL's acquisition by FirstEnergy (1995, 1996, and 1997), and for 1998 and 1999 the relevant revenue numbers are set forth in the table below.


-------------------------------------------------------------------------------------------------------------------------

                                            1995                1996              1997             1998              1999
-------------------------------------------------------------------------------------------------------------------------

Total MARBEL pipeline company            $11,519,262         $13,736,635       $11,336,113      $10,432,161  $2,049,131(8)
revenue
-------------------------------------------------------------------------------------------------------------------------

Revenue of NONGC, less sales to           $1,478,880          $2,250,136        $2,772,054       $2,429,858   $3,230,091
industrial consumers
-------------------------------------------------------------------------------------------------------------------------



         Thus, through 1998 Gas Transport was primarily engaged in a business other than the business of a gas utility company. Annual jurisdictional sales under the Rule were substantially less than $5 million and constituted between ten and twenty-five percent of total revenues over the three calendar years prior to the MARBEL Acquisition.

         On May 24, 2000, the assets of the local gas distribution ("LDC") division of Gas Transport were transferred to The Northeast Ohio Operating Companies, Inc. ("NOOCI"), an affiliated non-utility which was the parent company of NONGC and several other operating companies. On May 25, 2000, Gas Transport, which at that time only owned and operated transmission pipelines, merged into Great Lakes Gas Transport, LLC ("GLGT"), a wholly owned subsidiary of NOOCI. On May 30, 2000, all of the membership units of GLGT were transferred to Great Lakes. The post-closing transfer of GLGT to Great Lakes is referred to herein as the "Great Lakes Transaction."(9)


         On July 1, 2000, NOOCI transferred the assets of the LDC division to NEO Construction Company ("NEO Construction"), a wholly owned subsidiary of NOOCI (the "LDC Transaction"). Upon the asset transfer to NEO Construction, NEO Construction became a gas utility company under the 1935 Act. Thereafter, on July 7, 2000, NEO Construction changed its name to "Northeast Ohio Natural Gas Corp."(10)

-------------

(8) Reflects the transfer to an affiliate of a contract with a major customer with annual revenues of approximately $6,000,000.

(9) The Great Lakes Transaction was part of a larger transaction that had occurred in 1999. Effective September 30, 1999, FirstEnergy and Range Resources Corp., a publicly-traded oil and gas exploration and production company, formed Great Lakes, a 50/50 joint venture primarily designed to consolidate and integrate both companies' oil and gas exploration operations in the Appalachian Basin, including properties in Ohio, Pennsylvania, West Virginia, Kentucky and Tennessee. Range Resources Corp. is a non-utility which is presently affiliated through MARBEL's 50% ownership in Great Lakes. The joint venture was created to reduce operating costs associated with exploration of reserves and serving the oil and gas properties. The Great Lakes Transaction was structured in the manner described above for tax reasons and to allow sufficient time to secure approval from the FERC for the merger of Gas Transport into GLGT. Thus, the LDC division remained within the FirstEnergy system. Permission for the Great Lakes Transaction was sought and received from the FERC on or about March 15, 2000. FERC approval was not sought, nor was it required, in connection with the LDC Transaction. No filings were required with the local regulatory bodies for either the Great Lakes Transaction or the LDC Transaction.

10 NONGC has interconnects with and receives some gas from Ohio Intrastate Gas Transmission Company ("OIGTC"), a non-utility which is regulated by the Public Utilities Commission of Ohio and which engages solely in transporting natural gas. OIGTC was wholly owned by NOOCI and was a sister company of NONGC. However, it was one of the companies contributed by MARBEL to form Great Lakes on September 30, 1999. At

         A copy of the agreement governing the transfer entitled "General Assignment, Bill of Sale and Conveyance," dated July 1, 2000, is filed as Exhibit B-1 hereto. There was no intercompany consideration paid; rather the transaction was part of a corporate reorganization. The LDC assets were transferred at the book value assigned to such assets at the time of the MARBEL Acquisition. The fair market value calculations were prepared by Arthur Andersen LLP ("Arthur Andersen").(11)


         On March 30, 2001, NOOCI was merged into its parent, MARBEL (the "MARBEL Merger"). As a result, the assets of NOOCI, which include all of the issued and outstanding stock of NONGC, are now owned by MARBEL. By virtue of the MARBEL Merger, all of the obligations and contractual rights of NOOCI, including those that arise under two gas supply contracts (with year 2000 revenues in excess of $7.5 million) are rights and obligations of MARBEL.

         C.       REASONS FOR AND ANTICIPATED EFFECTS OF THE
                  TRANSACTION
                  ------------------------------------------

         The LDC Transaction occurred as part of a corporate reorganization after the Great Lakes Transaction. The LDC Transaction is expected to result in a number of benefits to the FirstEnergy system. These benefits are discussed in
Item 3.B.2.

         D.       ADDITIONAL INFORMATION
                  ----------------------

         No associate company or affiliate of FirstEnergy or any affiliate of any such associate company has any direct or indirect material interest in the acquisition of all of the issued and outstanding voting securities of NONGC except as stated herein.

----------

     present, it is affiliated through MARBEL's 50% ownership of Great Lakes. In addition, NONGC receives gas from direct interconnects with gathering pipelines owned by Great Lakes.


(11) Arthur Anderson prepared an appraisal of all of the MARBEL assets, which included the NONGC assets (in its original corporate form before its merger with Gas Transport and NEO Construction), for FirstEnergy to allocate the purchase price to the fair market value of the acquired assets for financial reporting purposes. NONGC was not specifically identified as a separate line item valuation, but was included in the category of "Regulated Assets" in the appraisal report.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES
         ------------------------------

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transaction contemplated herein, including other related matters, are estimated as follows:


Legal fees and expenses relating to the Act............     $75,000
Miscellaneous..........................................     $25,000
TOTAL..................................................     $100,000




ITEM 3.  APPLICABLE STATUTORY PROVISIONS
         -------------------------------


         It is believed that Sections 9(a)(2) and 10 of the Act are applicable to the transaction described herein. To the extent that the transaction described herein is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.


         NONGC is a "gas utility company" as defined in Section 2(a)(4) of the Act as well as a "public-utility company" as defined in Section 2(a)(5) of the Act. Because FirstEnergy, as a result of the transactions contemplated herein, directly acquired five percent or more of the outstanding voting securities of NONGC, the acquisition of such shares is subject to Section 9(a)(2) of the Act. FirstEnergy believes that the proposed transaction requires the Commission's approval pursuant to Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c), and 10(f) of the Act.


         FirstEnergy's acquisition of NEO Construction, which became NONGC, even though it was created out of assets already owned by FirstEnergy's subsidiaries, is, in the view of the Staff of the Commission, subject to the prior approval of the Commission under Section 9(a)(2) of the 1935 Act. FirstEnergy respectfully submits this U-1 Application/Declaration seeking approval for the acquisition of all of the issued and outstanding voting securities of NONGC.

         A.       SECTION 10(b)
                  -------------

         Section 10(b) of the 1935 Act provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless the Commission finds that:

                                    (1) such acquisition will tend towards
                  interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                                    (2) in case of the acquisition of securities
                  or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                                    (3) such acquisition will unduly complicate
                  the capital structure of the holding company system of the applicant or will be detrimental to the public interest of consumers or the proper functioning of such holding company system.

         The acquisition by FirstEnergy of all of the issued and outstanding voting securities of NONGC and the requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the 1935 Act. As demonstrated below, the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the NONGC will benefit both consumers and stockholders of FirstEnergy.

                  1.       SECTION 10(b)(1).

                           (a) INTERLOCKING RELATIONS. The acquisition by
FirstEnergy of all of the issued and outstanding voting securities of NONGC will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers. As in the case of virtually every transaction subject to Section 9(a)(2), there may exist among FirstEnergy and its public utility subsidiaries interlocking directors and officers only of such nature and to such extent as normally exist in public utility holding company systems among affiliated and associated companies. See CIPSCO Incorporated, Holding Co. Act Release No. 25152 (Sept. 18, 1990).

                Although there are two directors in common between FirstEnergy and NONGC of three total directors for each Board of Directors, there are only two officers in common of the 19 for FirstEnergy and the four for NONGC.

                           (b) CONCENTRATION OF CONTROL. It is well settled that
the public interest is to be judged primarily in the context of the problems with which the 1935 Act was designed to deal, as set forth in Section 1(b) thereof. Vermont Yankee Nuclear Power Corporation, Holding Co. Act Release No. 15958, (Feb. 6, 1968), REV'D ON OTHER GROUNDS SUB. NOM., MUNICIPAL ELECTRIC ASS'N OF MASS. V. S.E.C., 413 F.2d 1052 (D.C. Cir. 1969). Viewed from this perspective, the acquisition by FirstEnergy of all of the issued and outstanding voting securities of NONGC in no way contradicts the requirements of Section 10(b)(1).

         Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Company, Inc., Holding Co. Act Release No. 20633 (July 21, 1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Id. As discussed below, the acquisition by FirstEnergy of all of the issued and outstanding voting securities of NONGC will not create a "huge, complex, and irrational system" of a type at which the 1935 Act is directed, but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. ID. The acquisition of all of the issued and outstanding voting services of NONGC will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent.

                  2.       SECTION 10(b)(2)--FAIRNESS OF CONSIDERATION AND FEES.

                           (a) FAIRNESS OF CONSIDERATION. Section 10(b)(2) of
the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired.

                The LDC Transaction was part of a corporate reorganization. The assets were transferred at the book value assigned to such assets at the time of the MARBEL Acquisition. The fair market value calculations were prepared by Arthur Anderson as described in Item 1.B. Thus, FirstEnergy believes such fair value calculations were fair and that the transfer at book value was reasonable.

                           (b) REASONABLENESS OF FEES. An estimate of the fees
and expenses to be paid in connection with the transaction is set forth in Item 2 hereof. The estimated amounts to be paid are fees for necessary professional services and other expenses incurred or to be incurred in connection with carrying out the transaction. FirstEnergy believes that such fees and expenses are reasonable and fair in light of the size and nature of the transaction and comparable transactions, and the standards of Section 10(b)(2) are thus satisfied.

                  3. SECTION 10(b)(3). Section 10(b)(3) requires the Commission to determine whether the proposed transactions will unduly complicate FirstEnergy's capital structure, or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the combined gas and electric systems.

                           (a) CAPITAL STRUCTURE. The corporate capital
structure of FirstEnergy after the LDC Transaction will not be unduly complicated. As a result of the transaction, FirstEnergy will acquire all of the issued and outstanding voting securities of NONGC. There will be no minority interest in NONGC following the LDC Transaction. There will be no change to NONGC's securities. FirstEnergy will hold all of the 100 shares of issued and outstanding common stock, no par value, of the 750 authorized shares. The number of votes per share is one. See New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000).

                           (b) PUBLIC INTEREST, INTEREST OF INVESTORS AND
CONSUMERS, AND PROPER FUNCTIONING OF HOLDING COMPANY SYSTEM. Section 10(b)(3) also requires the Commission to determine whether the acquisition of all of the issued and outstanding voting securities of NONGC by FirstEnergy will be detrimental to the interests of the general public, investors or consumers, or the proper functioning of the combined system.

         As set forth more fully in Item 3.B.2, the acquisition of all of the issued and outstanding voting securities of NONGC is expected to result in a number of benefits to both the public and consumers and will not impair the proper functioning of the gas and electric systems operated within the holding company structure.

         B.       SECTION 10(c)
                  -------------

         Section 10(c) of the 1935 Act provides that:

                  Notwithstanding the provisions of subsection (b), the Commission shall not approve:

                                    (1) an acquisition of securities or utility
                  assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                                    (2) the acquisition of securities or utility
                  assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

                  1. SECTION 10(c)(1). Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act (inasmuch as Section 8 applies only to registered holding companies), or detrimental to the carrying out of the provisions of Section 11 of the 1935 Act, which also applies, by its terms, only to registered holding companies.(12) FirstEnergy believes that, following the consummation of the LCD Transaction described herein, FirstEnergy will be a holding company entitled to an exemption under Section 3(a)(1) of the 1935 Act from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof), including provisions relating to registration.

                           (a) SECTION 8 ANALYSIS. Section 8 prohibits a
registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law. Ohio law does not prohibit the ownership or operation by a single company of the utility assets of electric and gas utilities serving substantially the same territory. Moreover, the PUCO already regulates FirstEnergy and NONGC. Accordingly, FirstEnergy's acquisition of all of the issued and outstanding voting securities of NONGC will not be unlawful under the provisions of Section 8.

                           (b) SECTION 11 ANALYSIS.

                               (i) INTEGRATION. Section 10(c)(1) also requires
that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(b)(1), in pertinent part, requires, with limited exceptions, a registered holding company and its subsidiaries to limit their operations to "a single integrated public-utility system." FirstEnergy is

----------
(12) Although FirstEnergy will register as a holding company following the completion of the FirstEnergy-GPU Merger, the LDC Transaction described herein does not implicate a registered holding company analysis.

currently a single integrated public utility system. See FirstEnergy Corp., Holding Co. Act Release No. 27221 (Aug. 22, 2000).

                               (ii) STRUCTURE AND VOTING POWER. Section 11(b)(2)
of the Act directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." The acquisition by FirstEnergy of all of the issued and outstanding voting securities of NONGC is consistent with Section 11(b)(2). The resulting capital structure was not unduly complicated, as discussed in Item 3.A.3. See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), AFF'D SUB NOM, ENVIRONMENTAL ACTION, INC. V. S.E.C., 895 F.2d 1255 (9th Cir. 1990) (the Commission incorporates its Section 10(b)(3) capital structure analysis into its
Section 11(b)(2) corporate structure analysis).

         Section 11(b)(2) also requires FirstEnergy to have a simple corporate structure. In particular, Section 11(b)(2) limits a registered holding company to no more than two tiers of holding companies and directs the Commission to evaluate the facts and circumstances "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure . . . of such holding-company system." FirstEnergy has remained within the requirements of Section 11(b)(2).

         FirstEnergy, Ohio Edison, MARBEL and, upon completion of the FirstEnergy-GPU Merger, Met-Ed and Penelec, are the only holding companies within the FirstEnergy system. FirstEnergy is a holding company exempt under the Act, and only Ohio Edison, MARBEL and, upon completion of the FirstEnergy-GPU Merger, Met-Ed and Penelec, will have any utility company subsidiaries. In prior proceedings, the Commission has determined that the existence of a second tier holding company satisfies the Section 11(b)(2) test. See, e.g., Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17,1993) (Commission found that addition of an exempt sub-holding company to a registered holding company system did not create an undue or unnecessary corporate complexity).

                  2. SECTION 10(c)(2). EFFICIENCIES AND ECONOMIES. As the following discussion will demonstrate, the transaction described herein will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system, as required by Section 10(c)(2) of the Act.

         MORE CUSTOMERS SERVED. NONGC provides a competitive alternative to many large commercial and industrial customers that may be served by competing gas utilities. It also provides gas service to many rural residential customers which previously were not served by other gas utilities. This is possible due to the management and cost efficiencies realized as a result of being part of FirstEnergy's larger infrastructure. Competitive financing and lower overhead are available to NONGC by being part of the FirstEnergy system. These efficiencies translate into lower rates to NONGC's customers and allow NONGC to provide service to many customers otherwise not served.

         SHARED MANAGEMENT. As a part of the FirstEnergy system with its large infrastructure, NONGC can provide its gas services at very competitive rates. NONGC has access to the expertise of FirstEnergy's senior management as well as all of FirstEnergy's corporate services including, but not limited to, Human Resources, Controller, Information Services, Business Planning and Legal. NONGC enjoys the economies of scale created by sharing these services with other FirstEnergy entities.

         SKILLED PRODUCT DEVELOPMENT. FirstEnergy benefits from NONGC's expertise in gas management skills. For example, FirstEnergy recently utilized the expertise of NONGC in designing and constructing the natural gas pipeline and ancillary facilities needed to serve its gas-fired turbines located at its Richland and West Lorain, Ohio sites. NONGC was also involved in negotiations on FirstEnergy's behalf to secure long term gas transportation contracts with interstate pipelines to provide gas service to those facilities. In addition, NONGC often provides gas consulting services to FirstEnergy electric customers which enhances the portfolio of energy services offered by FirstEnergy.

         ECONOMIES OF SCALE. As part of the FirstEnergy system, NONGC has greater buying power with vendors and more credit resulting in more efficient operations and ultimately savings for the consumer. These economies, as well as those created by sharing management services referred to above, translate into lower rates for NONGC's customers and also allow further expansion of NONGC's pipeline system to serve new customers.

                  3. INTEGRATED GAS UTILITY SYSTEM. As applied to gas utility companies, the term "integrated public-utility system" is defined in Section 2(a)(29)(B) of the Act as:

                  a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

         NONGC's gas utility operations, which FirstEnergy acquired in 1998 when such operations were conducted by NOOCI, which met the requirements of Rule 7(a), are located in a ten-county territory within the State of Ohio and are currently integrated. The properties of NONGC used for the distribution of gas are located solely within the State of Ohio.

                  4. SECTION 11 ANALYSIS - ABC CLAUSES. Although Section 11(b)(1) generally limits a registered holding company to ownership of a single integrated system, an exception to this requirement is provided in Section 11(b)(1)(A-C) ("ABC Clauses"). A registered holding company may own one or more additional systems, if each system meets the criteria of these clauses. Specifically, the Commission must find that: (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system"; (B) the additional system is located in one state or adjoining states; and (C) the combination of systems under the control of a single holding company is "not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

         The Commission has repeatedly held that a registered holding company cannot own properties that are not part of its principal integrated system unless they satisfy the ABC clauses. See Allegheny Energy, Inc., Holding Co. Act Release No. 27121 (Dec. 23, 1999); Dominion Resources Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999). The Commission has also previously held that a holding company may acquire additional utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the ABC Clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3(a) of the Act following the acquisition. See TUC Holding Co. Inc., Holding Co. Act Release No. 26749 (Aug. 1, 1997); BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998); CMP Group, Inc., Holding Co. Act Release No. 26977 (Feb. 12, 1999).

         With FirstEnergy's acquisition of all of the issued and outstanding voting securities of NONGC, FirstEnergy owned and operated an integrated gas system, in addition to its integrated electric system. FirstEnergy will register as a public utility holding company following the consummation of the FirstEnergy-GPU Merger. FirstEnergy submits that, with respect to its ownership of all of the issued and outstanding voting securities of NONGC, it meets the standards of the ABC Clauses and, A FORTIORI, FirstEnergy meets the lesser standard of de facto integration. See NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999).

                               (i) REQUIREMENTS OF CLAUSE A. The Commission has
stated that the Act does not prohibit ownership of combination gas and electric systems, but rather specifies the showing that must be made by an applicant to justify ownership of such properties. The Commission has addressed, in many cases, the question of retainability by an electric registered holding company system of additional integrated gas systems, and has reached its findings under Clause A on a case-by-case basis in light of the particular facts presented.

         The principal issue under Clause A is whether there would be a loss of substantial economies if the additional system were divested. As discussed above in Item 3.B.2, there are significant economies of scale obtained by combination of the companies. If NONGC were required to operate independently of the FirstEnergy system, prices would have to be increased, possibly resulting in a loss of affordable gas services for a number of customers. Moreover, with only 5,000 customers, NONGC is not of sufficient size to enjoy the economies of scale required to effectively manage the legal, regulatory and financial burdens placed upon regulated gas companies. The Commission should consider this factor when determining whether the LDC transaction is permitted. See New Century Energies, Inc., SUPRA, Holding Co. Act Release No. 27212; see also Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000), as modified, Holding Co. Act Release No. 27259 (Oct. 20, 2000).

         FirstEnergy has conducted an in-house study to compare the annual costs incurred by NONGC for shared services within the FirstEnergy system with costs estimated to be incurred if NONGC were operating on a stand-alone basis.

           INCREMENTAL COSTS IF NONGC OPERATED AS STAND-ALONE COMPANY
           ----------------------------------------------------------

SERVICE                                     FIRSTENERGY*         STAND-ALONE
-------                                     ------------         -----------
Management Services                        $     162,591        $     300,000
Administrative Services                           82,800              100,000
Business Planning                                 23,597               50,000
Communications                                     3,629                5,000
Controller                                        60,596              100,000
Environmental                                     25,000              100,000
Enterprise Risk Management                        75,000                    0
Human Resources                                   70,000              100,000
Industrial Relations                              30,000                    0
Information Services                              10,307              100,000
Legal                                             42,408               75,000
            Total                          $     520,536        $     930,000

      *Based on 2001 Operating Budget.

         While NONGC has its own local President and VP-Operations, the senior management positions such as Chief Financial Officer, Treasurer, Corporate Secretary and legal counsel are provided by FirstEnergy; these shared services are supplied by FirstEnergy's employees and are charged to NONGC accordingly. Additionally, NONGC does not have the expenses associated with public shareholders because of its affiliation with FirstEnergy.


         The cost for all of the above services is currently allocated to NONGC from FirstEnergy. The stand-alone costs represent an estimate of replacing these services, if NONGC were not affiliated with FirstEnergy. FirstEnergy estimates the incremental cost to be approximately $409,000 or 79% higher than NONGC's current costs, given that its budgeted revenues, expenses and net income for 2001 are approximately $7.8 million, $4.0 million (excluding cost of gas sold) and $340 thousand, respectively.


         As the above chart demonstrates, NONGC could not effectively compete in the market if it were required to operate on a stand-alone basis.

                               (ii) REQUIREMENTS OF CLAUSES B AND C. The
ownership and operation by FirstEnergy of both integrated electric and gas systems does not raise any issues under Clause B or C. With respect to Clause B, the retail electric operations are located only in Ohio, Pennsylvania and, upon completion of the FirstEnergy-GPU Merger, New Jersey, as well as a single community in Waverly, New York, and the retail gas operations are located only in the State of Ohio. As required by Clause C, the combination of systems under the ownership of FirstEnergy will not be "so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." NONGC is a small gas utility company operated solely within the State of Ohio as an adjunct to an affiliated intrastate pipeline. Thus, all the benefits of localized management are maintained with respect to the addition of the gas utility. See, e.g., CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) (gas system exclusively in North Carolina).

         C.       SECTION 10(f)
                  -------------

         Section 10(f) provides that

                  The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         As described in Item 4 of this Application/Declaration, FirstEnergy has complied with all applicable state laws related to the acquisition by FirstEnergy of all of the issued and outstanding voting securities of NONGC.


ITEM 4.  REGULATORY APPROVALS
         --------------------

         No other regulatory approvals were required in connection with FirstEnergy's acquisition of all of the issued and outstanding voting securities of NONGC. No state or local regulatory body or agency, and no federal commission or agency, other than the Commission, has jurisdiction over the transactions proposed herein.


ITEM 5.  PROCEDURE
         ---------

         The Applicant requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant submits that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction and that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
         ---------------------------------

         A.       EXHIBITS
                  --------
EXHIBIT
-------

A-1 Amended Articles of Incorporation of FirstEnergy - Incorporated by reference to Exhibit (3)-1, Form S-4 Registration Statement filed on February 3, 1997, SEC File No. 333-21011.

A-2 FirstEnergy Amended Code of Regulations - Incorporated by reference to Exhibit (3)-2, Form S-4 Registration Statement filed on February 3, 1997, SEC File No. 333-21011.

A-3              Articles of Incorporation of NEO Construction Company.

EXHIBIT
-------

A-4 Certificate of Amendment By Shareholders to the Articles of Incorporation of NEO Construction Company.

A-5               By-Laws of NEO Construction Company.

B-1               General Assignment, Bill of Sale and Conveyance, dated July 1,
                  2000.

C-1               Map of FirstEnergy system as of December 31, 2000.+

D-1               Preliminary Opinion of Counsel.*

D-2 Past Tense Opinion of Counsel (to be filed with certificate of notification).*

E-1 FirstEnergy Form U-3A-2, "Statement by Holding Company Claiming Exemption under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 28, 2001 - Incorporated by reference to such filing, File No. 69-00423.


F-1               Intentionally omitted.


G-1 Form 10-K Annual Report of FirstEnergy for the year ended December 31, 2000 - Incorporated by reference to such filing, SEC File No. 333-21011.

H-1               Organizational Chart of FirstEnergy.+

H-2               List of FirstEnergy's non-utility subsidiaries.


K-1               Analysis of Assets, Revenues and Electric Customers of
                  FirstEnergy Corp.**


----------------------


All exhibits and financial statements previously filed, except as noted. *To be filed by amendment.
**Filed herewith.
+Previously filed by paper copy.


B.       FINANCIAL STATEMENTS

EXHIBIT
-------

FS-1             FirstEnergy Consolidated Balance Sheet as of December 31, 2000
                 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit G-1 hereto.

FS-2 FirstEnergy Consolidated Statements of Income for fiscal years 1998, 1999 and 2000 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 2000, Exhibit G-1 hereto.


FS-3             NONGC Balance Sheets as of December 31, 2000 and June 30, 2001.


FS-4 NONGC Statement of Income as of December 31 for the following years: 1996, 1997, 1998, 1999 and 2000.

         There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheets from December 31, 2000, to the date of this Application/Declaration.


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
         ---------------------------------------

         The transaction described herein does not involve "major federal actions" significantly affecting the quality of the human environment" as set forth in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 ET SEQ. The acquisition of all of the issued and outstanding voting securities of NONGC by FirstEnergy will not result in changes in the operations of FirstEnergy that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this U-1 Application/ Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 17, 2001
                                    FIRSTENERGY CORP.



                                    By:  /S/ H. Peter Burg
                                       ----------------------------------------
                                         H. Peter Burg
                                         Chairman and Chief Executive Officer





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